UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 19, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MSCI Inc.

File No. 001-33812 - CF#37220

MSCI Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 22, 2019, including Exhibit 10.113 previously filed with a Form 10-K filed on February 26, 2016 and Exhibits 10.157 and 10.161 previously filed with a Form 10-K filed February 26, 1018, in each case re-filed with fewer redactions.

Based on representations by MSCI Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.113	through March 18, 2020
Exhibit 10.157	through March 18, 2020
Exhibit 10.161	through March 18, 2020
Exhibit 10.169	through March 18, 2020
Exhibit 10.170	through March 18, 2020
Exhibit 10.172	through March 18, 2020
Exhibit 10.175	through March 18, 2020
Exhibit 10.176	through March 18, 2020
Exhibit 10.179	through March 18, 2020
Exhibit 10.180	through March 18, 2020
Exhibit 10.181	through March 18, 2020
Exhibit 10.182	through March 18, 2020
Exhibit 10.183	through March 18, 2020
Exhibit 10.184	through March 18, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary